November 7, 2014

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Notice of disclosure filed in the Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Umpqua Holdings Corporation has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which was filed with the Securities and Exchange Commission on November 7, 2014. This disclosure can be found under Item 5 - Other Information.

Sincerely,
Umpqua Holdings Corporation

By: /s/ Andrew H. Ognall
Name: Andrew H. Ognall
Title: Executive Vice President, General Counsel and Secretary